Exhibit 99.1

SATIXFY COMMUNICATIONS LTD.
12 Hamada St., Rehovot 670315
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 19, 2023

The Annual General Meeting of Shareholders of SatixFy Communications Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel on Thursday, October 19, 2023 at 12:00 p.m. Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.
To approve and adopt, in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”): (i) the Share Purchase Agreement, dated August 30, 2023 (the “Purchase Agreement”), between the Company and MDA Space and Robotics Limited (the “Purchaser”), an affiliate of MDA Ltd., and the transactions and agreements contemplated thereby, including the Non-Competition Agreement and the Transition Services Agreement; and (ii) the proposed Master Purchase Agreement and the related Digital Payload License Agreement, Investor Rights Agreement, Escrow Service Agreement, License Agreement, Security Agreements and the related ancillary agreements (all of the foregoing, collectively, the “MDA Transactions”).

2.	To approve the proposed special transaction bonus to be paid to the Executive Chairman of the Board of Directors of the Company (the “Board”) in respect of the MDA Transactions.
3.
To re-elect Yair Shamir as a Class I director, to serve until the 2026 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Companies Law.

4.	To approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors.
5.
To approve and ratify the appointment of Ziv Haft Certified Public Accountants (Isr.), certified public accountants in Israel a member firm of BDO International Limited, as the Company’s independent registered public accounting firm for the year 2023 and until the next annual meeting of shareholders.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of business on September 15, 2023 are entitled to notice of and vote at the Meeting.

The Board recommends that you vote FOR each of the proposals, as specified on the form of proxy to be provided.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented at the Meeting. Accordingly, you are kindly requested to (i) vote online using the instructions on the enclosed proxy or (ii) complete, date, sign and mail the proxy to be provided at your earliest convenience. Execution of a proxy will not in any way affect your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Reut Tevet at 12 Hamada Street, Rehovot 670315 Israel, by no later than Monday, October 9, 2023. Any Position Statement received, that is in accordance with the guidelines set by the Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov.

The quorum for the Meeting shall be the presence of at least two shareholders in person or by proxy (including by voting deed) holding 33 1∕3% of the voting rights in the Company.  If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the following week at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolution on the agenda, can be viewed at the Company’s registered office at 12 Hamada Street, Rehovot 670315, Israel, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website www.satixfy.com, and the SEC’s website at www.sec.gov.

SatixFy Communications Ltd.

- ii -

SATIXFY COMMUNICATIONS LTD.
12 Hamada St., Rehovot 670315
Israel
__________________________

PROXY STATEMENT
__________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of SatixFy Communications Ltd., which we refer to as SatixFy or the Company, to be voted at an Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of General Meeting of Shareholders. The Meeting will be held at 12:00 pm (Israel time) on Thursday, October 19, 2023, at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel.

This Proxy Statement, the attached Notice of General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about Tuesday, September 19, 2023 to holders of SatixFy ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on September 15, 2023, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda

Each of the following matters (the “Proposals”) is on the agenda for the Meeting:

1.
To approve and adopt, in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”): (i) the Share Purchase Agreement, dated August 30, 2023 (the “Purchase Agreement”), between the Company and MDA Space and Robotics Limited (the “Purchaser”), an affiliate of MDA Ltd., and the transactions and agreements contemplated thereby, including the Non-Competition Agreement and the Transition Services Agreement; and (ii) the proposed Master Purchase Agreement and the related Digital Payload License Agreement, Investor Rights Agreement, Escrow Service Agreement, License Agreement, Security Agreements and the related ancillary agreements (all of the foregoing,  collectively, the “MDA Transactions”).

2.	To approve the proposed special transaction bonus to be paid to the Executive Chairman of the Board in respect of the MDA Transactions.
3.
To re-elect Yair Shamir as a Class I director, to serve until the 2026 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Companies Law.

4.	To approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors.
5.
To approve and ratify the appointment of Ziv Haft Certified Public Accountants (Isr.), certified public accountants in Israel a member firm of BDO International Limited, as the Company’s independent registered public accounting firm for the year 2023 and until the next annual meeting of shareholders.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the Proposals.

Quorum

On September 13, 2023, we had  80,761,487 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, September 15, 2023, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders in person or by proxy (including by voting deed) holding at least 33-1/3% of the voting rights in the Company. For this purpose, abstaining shareholders shall be deemed present at the Meeting.

If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the General Meeting shall stand adjourned to the same day in the following week at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders. At such adjourned General Meeting any number of shareholders shall constitute a quorum for the business for which the original General Meeting was called.

 Vote Required for Approval of each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the Proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of each of Proposal 1 and Proposal 2 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or
●
the total number of shares held by shareholders who do not have a personal interest in the Proposal (as described in the previous bullet-point) that voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The approval of Proposal 4 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf and by shareholders who do not have a personal interest in the Proposal (as described in the previous bullet-point) that voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposal 4, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of each of Proposal 1, Proposal 2 and Proposal 4 is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on each of Proposal 1, Proposal 2 and Proposal 4; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

Our Executive Chairman of the Board has informed our Board of his personal interest in Proposal 1 and Proposal 2.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder (in the case of Proposal 4) or has a personal interest (in the case of each of Proposal 1, Proposal 2 and Proposal 4), and failure to do so disqualifies the shareholder from participating in the vote on Proposal  1, Proposal 2 or Proposal 4, as applicable. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal 1, Proposal 2 or Proposal 4 (as the case may be), you should indicate that you, or a related party of yours, is a controlling shareholder or the existence of a personal interest on the enclosed proxy card (if applicable) and should furthermore contact our VP Finance, Reut Tevet, at +972-8-939-3200 or reut.tevet@satixy.com, who will advise you as to how to submit your vote for the Proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder (in the case of Proposal 4) or possess a personal interest in the approval of Proposal 1, Proposal 2 or Proposal 4, you may also contact the representative managing your account, who could then contact our VP Finance on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting. by completing and signing the enclosed proxy card or voting instruction form or online using the instructions on the enclosed proxy card. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except as otherwise indicated on the form of proxy card, we will not be able to count a proxy card unless we receive it at our principal executive offices at Hamada 12, Rehovot 670315, Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by 12.00 p.m. (Israel time) on October 17, 2023), or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 12:00 noon (Israel time) on October 17, 2023 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you are a controlling shareholder or have a personal interest in the approval of the Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on September 15, 2023. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on September 15, 2023, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, of New York, N.Y., you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the VP Finance of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Except otherwise indicated on the form of proxy card, shares represented by any proxy card in the enclosed form, if the proxy card is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about September 19, 2023. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s VP Finance based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

THE PROPOSALS

PROPOSAL 1

APPROVAL OF THE MDA TRANSACTIONS, INCLUDING THE SHARE SALE, THE
ANCILLARY AGREEMENTS AND THE COMMERCIAL AGREEMENTS

On August 30, 2023, the Company entered into that certain Share Purchase Agreement (the “Purchase Agreement”) with MDA Space and Robotics Limited (the “Purchaser”), an affiliate of MDA, which provides, among other things, for: (a) the sale of all of the outstanding ordinary shares in the capital of SatixFy Space Systems UK Limited (“SatixFy Space Systems”), a wholly-owned subsidiary of the Company (the “Share Sale”), to the Purchaser; (b) the entry of the Company and/or certain of its affiliates, in each case, as of the closing of the Share Sale (the “Closing”), into the Non-Competition Agreement and the Transition Services Agreement (each as defined below) and the other agreements with MDA and/or certain of its affiliates as contemplated by the Purchase Agreement (collectively, the “Ancillary Agreements”); and (c) the delivery by the Company to MDA, as a condition to the closing of the Share Sale and the other transactions contemplated by the Purchase Agreement, of the Security Agreements, the Investor Rights Agreement, the License Agreement, the Escrow Service Agreement, the Master Purchase Agreement and the Digital Payload License Agreement (each as defined below), among others, in each case, duly executed by the Company and/or its applicable affiliates (collectively, the “Commercial Agreements”). All of the foregoing agreements and transactions are referred to herein as the “MDA Transactions”.

 The business of SatixFy Space Systems to be sold focuses on the development of payload platforms for satellites.  As part of the transaction, 23 employees, consisting predominantly of technical engineers, will be transferred together with the business. SatixFy Space Systems owns know-how in the field of payload development and is currently party to an agreement with the European Space Agency regarding payload development, a majority of which is completed.

The foregoing is a summary of the material provisions of the MDA Transactions:

Purchase Agreement

General; Purchase Price; Payment Terms

The total consideration delivered or to be delivered to the Company from MDA and certain of its affiliates in connection with the MDA Transactions is approximately $60 million, consisting of (i) $3 million for the Share Sale (subject to a customary working capital adjustment and holdback amount for satisfying indemnification claims) and repayment of intercompany debt in the amount of $17 million, both payable at the Closing, (ii) $20 million in promissory notes for repayment of intercompany debt payable over the seven-month period immediately following the Closing (each monthly payment, an “Installment”) and (iii) $20 million as an advance payment under the Master Purchase Agreement (as defined below), of which $10 million has already been advanced to SatixFy under an existing pre-purchase agreement with an MDA affiliate to be applied to future orders of the Company’s space grade chips, $5 million was advanced on or about the date of execution of the Purchase Agreement, with the remainder to be advanced upon the delivery of evaluation boards, expected in the fourth quarter of 2023.

MDA, as ultimate parent of the Purchaser, will guarantee the payment of the Installments, which will be conditioned, as of each Installment payment date, on the following: (i) that the Company shall not have breached the terms of the Non-Competition Agreement or breached,, in any material respect, the provisions of the Investor Rights Agreement concerning, among others, MDA’s board observer rights, information rights, notice rights and the opportunity to participate in certain of sale processes described in the Investor Rights Agreement; (ii) that SatixFy UK Limited shall not have breached, in any material respect, the exclusivity provisions of the Master Purchase Agreement or refused to accept any purchase order except as permitted under the Master Purchase Agreement or as consented to by MDA; (iii) that the Company’s affiliates shall have provided in all material respects the services required to be provided under the Transition Services Agreement, and (iv) that the Company shall have certified to MDA its compliance with certain pricing terms of the Master Purchase Agreement if requested by MDA. Should any of the foregoing conditions to payment not be met at the applicable Installment payment date and during a cure period thereafter, then all unpaid Installment amounts shall be forfeited and no longer due to the Company. If SatixFy does not receive from MDA any Installment Payment within three business days after its respective payment date, a late payment fee will apply from the date when such payment became due until payment. Upon the occurrence of certain events of default with respect to MDA, including MDA’s failure to pay an Installment Payment within fifteen days from the date that such amount become due or MDA’s commencement of bankruptcy, insolvency or similar proceedings, all unpaid Installment amounts will immediately become due and payable to the Company.

Warranties

Under the Purchase Agreement, the Company made customary warranties relating to SatixFy Space Systems, including, among others, warranties relating to capitalization; organization; authorization; consents and approvals; financial statements; intellectual property; litigation; material contracts; taxes; licenses and permits; labor and employment matters and compliance with laws.

Covenants

The Purchase Agreement includes customary covenants of the Company with respect to cooperation and business operations prior to the consummation of the Share Sale and efforts to satisfy conditions to the Closing. The Purchase Agreement also contains additional covenants, including, among others, covenants relating to the implementation of an internal re-organization relating to certain assets of SatixFy Space Systems. In addition, the Company agreed that until December 31, 2024 it will not solicit proposals or furnish non-public information or documents to, or enter into any agreement with, any person other than MDA or its affiliates regarding the sale of the Company or any of its affiliates (or all or substantially all of their respective assets) which engages or materially supports the manufacturing or sale of the products to be delivered under the Master Purchase Agreement.

Conditions to Closing

The obligations of the Company to consummate the Share Sale are subject to the satisfaction, or written waiver by the Company, at or prior to the Closing of customary closing conditions. The obligations of the Purchaser to consummate the Share Sale are subject to the satisfaction, or written waiver by the Purchaser, at or prior to the Closing of customary closing conditions, including the following: all required consents and authorizations, including regulatory, lender (including under the Credit Agreement, dated February 1, 2022, among the Company, the lenders party thereto and Wilmington Savings Fund Society, FSB, as amended from time to time (the “Credit Agreement”)) and other third party and our shareholders’ approvals, must be obtained; certain employee retention requirements provided in the Purchase Agreement must be met by SatixFy Space Systems; that there has not occurred a material adverse effect with respect to SatixFy Space Systems; no proceeding shall be pending or threatened by any governmental authority to restrict or prohibit the transactions contemplated by the Purchase Agreement or SatixFy Space Systems’ right to operate its business after the Closing on substantially the same basis as currently operated; no change in or enforcement of any law shall have been enacted or come into effect, the effect of which would prevent the completion of the transactions contemplated by Purchase Agreement; and the Ancillary Agreements and the Commercial Agreements shall have been duly executed and delivered by the parties thereto.

Termination

The Purchase Agreement may be terminated and the transactions abandoned at any time prior to the Closing, as follows: (A) by the Purchaser, if there has been a breach by the Company of any covenant, warranty or other agreement contained in the Purchase Agreement such that any closing condition of the Purchaser would be incapable of being satisfied or performed by December 31, 2023 (the “Outside Date”) and such breach is not waived or cured; (B) by the Seller, if there has been a breach by the Purchaser of any covenant, warranty or other agreement contained in the Purchase Agreement such that any closing condition of the Company would be incapable of being satisfied or performed by the Outside Date and such breach is not waived or cured; or (C) by either the Purchaser or the Company if Closing has not occurred on or before the Outside Date.

Indemnification; Liability

Subject to certain limitations, the Company agreed to indemnify and hold harmless the Purchaser and certain persons affiliated therewith from damages incurred by or asserted against Purchaser or any such persons in respect of certain customary matters, including any breach or inaccuracy of any warranty made by the Company; any breach or failure by the Company to perform any covenant; pre-Closing liabilities, including pre-Closing tax liabilities; certain indebtedness; and claims for brokerage or finder’s fees, commissions or similar payments.

The Company’s warranties under the Purchase Agreement generally survive for a period of eighteen months after Closing (“Basic Warranty Period”) except that: warranties relating to intellectual property survive Closing for a period of four (4) years; claims for breach of fundamental warranties, including those relating to corporate existence, authority, binding nature, title to shares, non-contravention and capitalization of SatixFy Space Systems, and claims arising from fraud or willful misconduct by the Company survive in accordance with their respective limitation periods; and warranties relating to taxes survive until ninety days after the last applicable limitation period.

Except in the case of claims in respect of fraud or willful misconduct by the Company, the Company’s liability with respect to breach or inaccuracy of any warranty is capped at a fixed amount not exceeding the aggregate purchase price. Following the Basic Warranty Period, a customary tipping basket will apply to any indemnity claims brought by the Purchaser in respect of breach or inaccuracy of any of the Company’s warranties (which basket will not apply to claims in in respect of fraud or willful misconduct).

Non-Competition Agreement

In connection with the execution of the Purchase Agreement, the Company and MDA agreed to enter into a non-competition agreement (the “Non-Competition Agreement”) at the Closing, which will provide, among other things, that for a period of five (5) years following the Closing (three (3) years in the event of a change of control of the Company or SatixFy UK Limited) (the “Restricted Period”), SatixFy shall not compete with MDA in the business of designing and producing digital payloads, subject to certain exclusions. In addition, the Non-Competition Agreement provides for mutual obligations in respect of non-solicitation of employees operative during the Restricted Period .

Transition Services Agreement

In connection with the Purchase Agreement, affiliates of SatixFy and an affiliate of MDA will enter into a Transition Services Agreement at the Closing for the provision by the SatixFy affiliates to the MDA affiliate, and the provision by the MDA affiliate to the SatixFy affiliates, of certain services on a transitional basis (the “Transition Services Agreement”), including access to premises, technical, IT and administrative support and delivery of certain hardware and software and related documentation. Substantially all of the services (with limited exceptions) under the Transition Services Agreement are expected to be performed by the parties at no cost.

Master Purchase Agreement

SatixFy UK Limited and a wholly-owned subsidiary of MDA (“Buyer”) will enter at the Closing into a Master Purchase Agreement (the “Master Purchase Agreement”) providing for the terms of orders of SatixFy’s space grade chips, including certain prepayment, exclusivity and preferred pricing terms in respect of such chips for MDA. Under the Master Purchase Agreement, SatixFy UK Limited shall be required to refund to MDA amounts pre-paid by MDA in respect of future purchases of products, together with a fee equal to 12% per annum on the refunded amount in either of the following events: (A) if Buyer determines that it no longer requires SatixFy’s products; (B) if Buyer does not purchase by January 27, 2026 products having an aggregate purchase price (net of any applicable taxes) equal to the amounts pre-paid by MDA to SatixFy; or (C) if Buyer is entitled to terminate the Master Purchase Agreement in accordance with the terms of Master Purchase Agreement.

Investor Rights Agreement

SatixFy and MDA agreed to enter into an Investor Rights Agreement (the “Investor Rights Agreement”) at the Closing which will provide MDA, among other things, with Board observer rights, information rights with respect to the development of SatixFy’s space grade chips, notice rights regarding transactions that would result in a change of control or a sale of a material portion of the respective assets of the Company or certain of its affiliates and a right to be afforded with an opportunity to participate in certain of such sale processes.

Unless earlier terminated, the Investor Rights Agreement will continue until the expiration or termination of the Master Purchase Agreement. SatixFy may terminate certain provisions of the Investor Rights Agreement, including provisions relating to Board observer rights and information rights, in connection with a change of control in the Company or SatixFy UK Limited. In addition, SatixFy may terminate MDA’s board observer rights upon the achievement of certain product delivery and quality milestones under the Master Purchase Agreement.

Escrow Service Agreement and License Agreement

At the Closing, certain affiliates of SatixFy and MDA will enter into a Three-Party Escrow Service Agreement (the “Escrow Service Agreement”) and a License Agreement (the “License Agreement”) pursuant to which certain SatixFy intellectual property in respect of certain of SatixFy’s space grade chips would be placed into escrow for the benefit of MDA and released to MDA for its use of the licensed intellectual property (including without limitation principally the right to complete the development of certain space grade chips and incorporate it in its payload products), or otherwise under the License Agreement, all upon occurrence of certain contingencies under the Escrow Service Agreement (including certain insolvency events and failure to deliver products under the Master Purchase Agreement not cured within thirty (30) days).  The license in the event of the occurrence of these contingencies would be  a perpetual, irrevocable (unless the License Agreement is terminated due to a material breach by MDA), royalty-bearing, fee bearing, non-exclusive, non-transferable (except certain sublicensing rights) right and license to, develop, produce, operate, maintain, make improvements, make, use, offer to sell, sell, commercialize, import or otherwise deal with certain of SatixFy’s space grade chips anywhere in the world, solely as incorporated in digital payloads and not standalone.

Digital Payload License Agreement

At the Closing, SatixFy, on behalf of itself and its affiliates, and an affiliate of MDA will enter into the Digital Payload License Agreement (the “Digital Payload License Agreement”) pursuant to which SatixFy will grant such MDA affiliate a fully paid up, perpetual, irrevocable (other than in the event of termination of the Digital Payload License Agreement), royalty-free, non-exclusive, non-transferable (except certain sublicensing rights) license  to certain intellectual property of SatixFy related to digital payloads and to develop, produce, operate, maintain, improve, modify, make, have made, use, offer to sell, sell, commercialize, import or otherwise deal with digital payloads, anywhere in the world; provided however that no license will be granted to commercialize or exploit certain of SatixFy’s space grade chips.

Security Agreements

To secure certain of SatixFy’s obligations pursuant to certain of the MDA Transactions, SatixFy agreed to grant a lien and a security interest for the benefit of MDA over substantially all of the assets of SatixFy, consistent with and subordinate to the security interests granted to Wilmington Savings Fund Society, FSB, as administrative agent under the Credit Agreement.

In connection with the receipt by SatixFy in June 2023 of a $10 million prepayment to be applied to future orders of its space grade chips under an existing pre-purchase agreement with an MDA affiliate, and in connection with the execution of the letter of intent relating to the MDA Transactions, the parties to Credit Agreement entered into a Consent, Waiver and Third Amendment, dated as of June 2, 2023.  The Third Amendment provides that, among other things, upon SatixFy’s receipt of such prepayment, interest payable thereunder will be added to the principal of the term loan on a “pay in kind” basis through June 28, 2024, the payments made in connection with the pre-purchase agreement will not be applied to repay debt under the Credit Agreement, a limited waiver, subject to certain conditions, of the liquidity covenant therein, and following closing of the MDA Transactions, a reduced interest rate and the issuance by SatixFy of 4.1 million ordinary shares to the lenders under the Credit Agreement.

The approval by shareholders of this Proposal 1 is not contingent upon approval by the Company’s shareholders of Proposal 2 below.

Proposed Resolution

“RESOLVED, to approve and adopt the MDA Transactions, including the Share Sale and the transactions contemplated by the Ancillary Agreements and the Commercial Agreements”.

Required Vote

The vote required for the approval of the Proposal is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the Proposal requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or
●
the total number of shares held by shareholders who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

Board Recommendation

The Board recommends that you vote “FOR” the approval of each of the MDA Transactions, including the Share Sale and the transactions contemplated by the Ancillary Agreements and the Commercial Agreements.

PROPOSAL 2

SPECIAL TRANSACTION BONUS TO THE EXECUTIVE CHAIRMAN OF THE BOARD

The shareholders are being requested to approve a special success bonus to our Executive Chairman of the Board, Mr. Yoav Leibovitch, who is also a controlling shareholder of the Company.  The Compensation Committee and the Board approved the proposed special success bonus to Mr. Leibovitch, in recognition of, among other things, his crucial contribution, strategic leadership and close and extensive personal involvement in orchestrating and negotiating the terms of the MDA Transactions beyond the customary scope of his role in the Company. In particular, Mr. Leibovitch was instrumental in envisioning and originating the MDA Transactions and then negotiating the detailed business terms on his own. In addition, Mr.  Leibovitch minimized the costs to the Company associated with the transactions, including by obviating any need to retain an investment banker and by negotiating an efficient transaction structure for the Company, which, among other things, will permit the Company to access  substantially all the $60M cash for its own use and future growth.

Despite the difficult capital market conditions, Mr. Leibovitch was able to negotiate consideration to the Company of $60 million as part of the MDA Transactions (which includes the previous $10 million advanced payment made in June this year, and is in addition to the $10 million paid to Satixfy by MDA in February 2022, each to be applied to future orders of space grade chips) all with no dilution to the Company’s shareholders, which the Company considers to be a significant achievement for a company with a market capitalization of less than $40 million at the time of execution of the Purchase Agreement and less than $30 million at the time of execution of the letter of intent relating to the MDA Transactions. Due to the Company’s liquidity position, the cash consideration will provide the Company with much needed additional financial stability and give potential customers additional confidence in the Company as the Company looks to expand its business, as was already demonstrated by the Company’s role in the recently announced transaction between MDA and Telesat Corporation.  Following announcement of the MDA Transactions, the Company has already received initial expressions of interest from third parties for potential business opportunities.

As part of the transaction, Mr. Leibovitch was also able to negotiate the ability of the Company to continue to capitalize on its core competencies of developing and selling chipsets not only for beam hopping and beam forming as well as for onboard processing and ground and space equipment, but also specifically for potential agreements for the mutual development of digital beam forming antennas together with MDA with potential European Space Agency support, which could have significant potential for the Company’s future growth and overall valuation. In addition, Mr. Leibovitch negotiated for Company additional flexibility to enter into an exit transaction that would benefit shareholders by providing for the early termination after 36 months of certain restrictive covenants and other commitments to which the Company will be subject as part of the MDA Transactions, such as the Non-Competition Agreement and Master Purchase Agreement, in the event of a change of control of the Company.  In addition, Mr. Leibovitch was also able to negotiate more favorable terms under the Company’s Credit Agreement, dated as of February 1, 2022, with Wilmington Savings Fund Society, FSB, as administrative agent, and the lenders thereunder, as amended to date (the consent of which lenders is a condition to closing of the MDA Transaction).

Lastly, Mr. Leibovitch’s negotiated Transactions represent a strong step forward of the commercialization of the Company’s technology and enables the introduction of what the Company believes will be the most advanced digital payload to the market, in cooperation with MDA, and provide the potential for increased collaboration between MDA and the Company in new areas as well. The transactions negotiated by Mr. Leibovitch, also validate the Company’s technology and its reliability and credibility and strengthen the Company’s competitive advantage and overall positioning, potentially opening up the Company’s solutions to broader markets as well as to new customers that desire to integrate the Company’s solutions into their own product offerings.

Under the Companies Law an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with respect to terms of office requires the approval of each of  (i) the compensation  committee, (ii) the board of directors and (iii) the shareholders, in that order.  In addition, the shareholder approval requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or
●
the total number of shares held by shareholders who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Compensation Committee and the Board have approved, subject to the approval of the shareholders of the Company, the payment of the special success bonus to Mr. Leibovitch in respect of the MDA Transactions.

Under the proposed terms of the special success bonus, Mr. Leibovitch will be paid a one-time special success bonus of up to US$1 million in the aggregate in respect of the MDA Transactions. The proposed special success bonus will be paid, subject to the Closing, in installments. Each installment will be payable subject to, and thirty (30) days following, the Company’s receipt of the respective portion of the cash proceeds from MDA, including the $15 million of proceeds prepaid by MDA prior to the Closing in respect of certain of the MDA Transactions. The Company currently expects the special success bonus to be paid in nine (9) installments, with the first installment due thirty (30) days following the Closing in amount equal to approximately 55% of the special success bonus amount, the next seven (7) in monthly installments through April 2024 (six of which each amounting to 4.8% of the special success bonus amount and one, currently expected to be paid in November 2023, amounting to approximately 13% of the special success bonus amount), and the last expected in January 2025, amounting to approximately 3.3% of the special success bonus amount. Each of the special success bonus amounts relate to proceeds the Company expects to receive with respect to the MDA Transactions during the relevant month.  The special success bonus shall not be paid by the Company if for any reason whatsoever, whether due to default by the Company or otherwise, the Company does not actually receive the relevant proceeds with respect to the MDA Transactions. In connection with the special success bonus, Mr. Leibovitch agreed that, for so long as there is no reduction in Mr. Leibovitch’s compensation package, he will not be entitled to request special bonuses in respect of certain other potential commercial transactions of the Company.

Proposed Resolution

“RESOLVED, to approve and adopt the special success bonus to the Executive Chairman of the Board, on such terms and conditions as described in the Proxy Statement”.

Required Vote

The vote required for the approval of the Proposal is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the Proposal requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or
●
the total number of shares held by shareholders  who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

 Board Recommendation

The Board recommends that you vote “FOR” the approval of the Special Bonus.

PROPOSAL 3

REELECTION OF YAIR SHAMIR AS A CLASS I DIRECTOR

Under the Articles, our directors, other than external directors, are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). The term of one class of directors expires at each annual general meeting, at which time the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election.

Our Class I director, Yair Shamir, will hold office until the Meeting. Our Class II directors, Mary Cotton and David Willetts, will hold office until our 2024 Annual General Meeting of Shareholders. Our Class III directors, Yoav Leibovitch and Richard Davis, will hold office until our 2025 Annual General Meeting of Shareholders.

Proxies (other than those directing the proxy holders not to vote for Mr. Shamir) will be voted for the reelection of Mr. Shamir to hold office until the Annual General Meeting of Shareholders to be held in 2026, and until his successor has been elected and qualified, or until his office is vacated in accordance with the Articles or the Companies Law. We are not aware of any reason why Mr. Shamir, if elected, should not be able to serve as a director.

Mr. Shamir has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, in substance as described on Appendix A.

The following is based upon the information furnished by Mr. Shamir:

Yair Shamir has served as a member of our board of directors since October 2016. Mr. Shamir co-founded Catalyst Investments L.P. in 1993 and served as a Managing Partner from 1993 to 2013 and has served in this role since 2015. Mr. Shamir was elected as a member of the Israeli Parliament (Knesset) and served as Minister of Agriculture of the State of Israel from 2013 to 2015. Mr. Shamir served as the Chairman of the Board of the N.T.A. Metropolitan Mass Transit System from 2017 to August 2018 and as the Chairman of the Israeli Road Safety Authorities from September 2018 until November 2020. Mr. Shamir served as the Chairman of Israel’s National Roads Company from 2011 to 2012 and Chairman of Israel Aerospace Industries Ltd. from 2005 until 2011. Mr. Shamir also served as the Chairman and Chief Executive Officer of VCON Telecommunications Ltd. from 1997 to 2010 and Chairman of El Al (Israeli Airlines), where he led El Al’s privatization from 2004 to 2005. Mr. Shamir holds a B.Sc. in Electronics Engineering from the Technion, Israel Institute of Technology.

Proposed Resolution

“RESOLVED, that Yair Shamir be reelected as a Class I director, to serve until the 2026 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Articles or the Companies Law.”

Required Vote

The vote required for the approval of the Proposal is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

Board Recommendation

The Board recommends that you vote “FOR” the reelection of Yair Shamir as a Class I director.

PROPOSAL 4

APPROVE AN AMENDMENT TO COMPENSATION POLICY

Background

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy. The compensation policy must be approved by the Board, upon recommendation of the Compensation Committee, and the shareholders of the Company (except in limited circumstances set forth in the Companies Law). Our shareholders approved our current Compensation Policy   effective immediately prior to the closing of the Business Combination Agreement, dated as of March 8, 2022, as amended, by and among us, Endurance Acquisition Corp. and SatixFy MS.

We are proposing to amend the Compensation Policy to permit us to adopt a “clawback policy” that complies with the requirements of the Nasdaq Stock Market and would require the return of incentive compensation paid to executive officers in the case of certain restatements of the Company’s financial statements under the terms required by Nasdaq. On February 22, 2023, Nasdaq proposed listing rules mandating that companies with listed securities adopt clawback policies in response to Rule 10D-1 under the U.S. Securities and Exchange Act of 1934, as amended. The Compensation Policy currently addresses clawback of incentive compensation paid to Executive Officers in the event of an accounting restatement in accordance with Israeli law. The proposed amendments to the Compensation Policy would, among other things, revise the current language to make it more consistent with the proposed requirements of the Nasdaq clawback policy and clarify that in the future we will adopt a Nasdaq clawback policy and that in the event of any inconsistency between the terms of the Compensation Policy and the Nasdaq clawback policy, the Nasdaq policy will prevail to the extent it creates or expands the obligation of the Company to conduct a “clawback” from officers.

Accordingly, we are proposing to amend the Compensation Policy with such changes set forth on Appendix B attached hereto (marked to show changes).

The Compensation Committee and the Board have approved the above proposed amendment to the Compensation Policy.

If the proposed amendment to the Compensation Policy is not approved by the shareholders by the required majority, our Board may nonetheless approve the proposed amendment, provided that our Compensation Committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in the Company’s best interests.

Proposed Resolution

“RESOLVED, that the adoption of the amendment to the Compensation Policy, as described in the Proxy Statement, be, and hereby is, approved.”

Required Vote

The vote required for the approval of the Proposal is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the Proposal requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf and by shareholders who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

Board Recommendation

The Board recommends that you vote “FOR” the approval of the amendment to the Compensation Policy as described in the Proxy Statement.

PROPOSAL 5

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

Background

Under the Companies Law and the Articles, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the independent auditors’ remuneration is determined by the Board, at its discretion, or a committee of the Board if such determination was delegated to a committee.

At the Meeting, shareholders will be asked to approve the re-appointment of Ziv Haft, certified public accountants in Israel a member firm of BDO International Limited, as the Company’s independent registered public accounting firm for the year 2023 and until the next annual meeting of shareholders. Ziv Haft has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services. Information on fees paid to the Company’s independent registered public accounting firm for the year 2022 may be found in the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023.

Proposed Resolution

RESOLVED, that Ziv Haft, certified public accountants in Israel a member firm of BDO International Limited, be, and hereby is, appointed as the auditors of the Company for the year 2023 and until the next annual meeting of shareholders.

Required Vote

The vote required for the approval of the Proposal is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

Board Recommendation

The Board recommends that you vote “FOR” the appointment of Ziv Haft as the Company’s independent registered public accounting firm for the year 2023 and until the next annual meeting of shareholders.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Rehovot, Israel

September 15, 2023

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to SatixFy Communications Ltd.  (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: ________________________	Signature: ______________________

Date: ________________________

Appendix B

Proposed Changes to Compensation Policy

SATIXFY COMMUNICATIONS LTD.
Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on [__________] [  ], ~~2022~~2023)

*    *    *    *

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, SatixFy shall ~~be entitled to~~ recover from its Executive Officers (whether or not employed by the Company at such time) the bonus compensation or performance-based equity compensation received by each Executive Officer during the three completed fiscal years immediately preceding the date that SatixFy is required to prepare an accounting restatement in the amount ~~in~~by which such compensation exceeded what would have been paid under the financial statements, as restated~~,~~. For purposes of this Policy, when compensation is deemed to be “received”, the date on which a restatement shall be deemed to be required, and the type of restatement for which this provision shall apply, shall be as provided ~~that a claim is made by SatixFy prior to the second anniversary of fiscal year end of the restated financial statements.~~in the SEC Clawback Rule (as defined below).

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; ~~or~~

11.2.2.
The Compensation Committee has determined that ~~Clawback proceedings~~the direct expense paid to a third party to assist in enforcing the ~~specific case~~policy would exceed the amount to be ~~impossible, impractical~~recovered; or ~~not commercially~~

11.2.3.	otherwise as provided in the SEC Clawback Rule.

11.3.
Without derogating from the generality of the foregoing, SatixFy intends to adopt a clawback policy (the “NYSE Clawback Policy”) that complies with the listing standards (the “NYSE Standards”) to be adopted by The New York Stock Exchange (the “NYSE”) in accordance with the provisions of Rule 10D-1 under the Securities and Exchange Act of 1934, as amended (as amended from time to time, the “SEC Clawback Rule”), which directs national securities exchanges, including the NYSE, to establish listing standards for purposes of complying with such rule. Any provision of the NYSE Clawback Policy as required by the NYSE Standards shall be deemed to comply with this Compensation Policy. In the event of any inconsistency between this Policy and the NYSE Clawback Policy, the NYSE Clawback Policy shall prevail to the extent the NYSE Clawback Policy creates or ~~legally efficient~~expands the requirement to clawback from Executive Officers under this Section 11. For the avoidance of any doubt, (i) no amendments to, or further corporate approvals in connection with, this Compensation Policy will be required in connection with the adoption of the NYSE Clawback Policy and (ii) from time to time the Board, following approval of the Compensation Committee, may adopt one or more other clawback policies in addition to the NYSE Clawback Policies and no further corporate approvals will be required in connection with the adoption of such other clawback policies.

11.4.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

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